SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January, 2009

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

16 January, 2009

For Immediate Release

Not for release, publication or distribution, in whole or in part, in or into or from Australia, Canada, Japan, South Africa or the United States or any other jurisdiction where it would be unlawful to do so.

RYANAIR UPDATE ON OFFER FOR AER LINGUS

Since the commencement of the Offer, Ryanair has met with representatives of the Aer Lingus Board, the ESOT, Tailwind Nominees and other shareholders and stakeholders to outline the benefits of Ryanair’s proposed merger with Aer Lingus. Ryanair hopes to meet shortly with the Minister for Transport and/ or his advisers to highlight the substantial cash proceeds for shareholders (almost €750 million for 100%) and 1,000 new jobs which Ryanair has committed to deliver in Aer Lingus should its Offer be successful.

Ryanair filed the Form CO notification for the proposed merger with the EU Competition Commission on 8 January 2009. The Commission is expected to determine within 25 working days (“Phase I’) whether the proposed merger will be approved, or to initiate a more detailed “Phase II” process.

Any Phase II process will absorb substantial government, EU and company resources. Ryanair does not see any benefit for the parties in such a protracted and time-consuming process unless the proposed merger has significant prior support from Aer Lingus shareholders. Accordingly, Ryanair announces that it does not intend to engage in a lengthy Phase II review process with the EU unless it receives such support from Aer Lingus shareholders, including the acceptance of the Offer by either the Irish Government or the ESOT

As previously announced, the Offer will remain open for acceptance until 1.00 p.m. (Dublin time) on 13 February, 2009. Accordingly, the last effective date for any change to the terms of Ryanair’s Offer will be 30 January, 2009.

Ryanair CEO, Michael O’Leary, said:

“ The benefits of this merger are compelling for all Aer Lingus shareholders. At a time of crisis and consolidation in the European airline industry and, what we believe will be post-exceptional, after-tax losses in Aer Lingus, we are offering almost €750m in cash (for 100%), and we have committed to create 1,000 jobs in Aer Lingus as well as securing the future of Aer Lingus when, in our view, it has been bypassed and isolated by the rapidly accelerating process of European airline consolidation.

“We believe that 2009 will be a bleak time for Aer Lingus and its shareholders with substantial post-exceptional, after-tax losses as well as a significant hole in its pension schemes. However, we don’t intend to waste our time or that of the Irish Government or EU Commission over the next six months if Aer Lingus shareholders do not want the only merger offer currently available to them to secure Aer Lingus’ future”.

The Offer remains subject to the terms and conditions set out in the Offer Document.

Enquiries:

Ryanair Howard Millar	Telephone: +353 1 812 1212
Davy Corporate Finance (Financial Adviser to Ryanair and Coinside) Eugenée Mulhern Brian Garrahy	Telephone: +353 1 679 6363
Morgan Stanley (Financial Adviser to Ryanair and Coinside) Colm Donlon Adrian Doyle	Telephone: +44 20 7425 5000
Murray Consultants Pauline McAlester	Telephone: +353 1 498 0300

“Significant prior support” means a level of acceptances from Aer Lingus shareholders that is significant in the context of the acceptance condition. The Offer is subject to the condition of valid acceptances being received (and not withdrawn) in respect of not less than 90 per cent. in nominal value of Aer Lingus Shares, or such lower percentage as Ryanair may determine, subject always to the Takeover Rules, provided that this condition shall not be satisfied unless Ryanair shall have acquired or agreed to acquire (whether pursuant to the Offer or otherwise) Aer Lingus Shares carrying in aggregate more than 50 per cent. of the voting rights then exercisable at a general meeting of Aer Lingus. Ryanair has not made any decision in relation to the acceptance condition. As at 3.00 p.m. on 5 January 2009 valid acceptances had been received in respect of approximately 29.83 per cent. of the issued share capital of Aer Lingus, including acceptances received from Ryanair Limited, a wholly owned subsidiary of Ryanair, representing 29.82 per cent. of the issued share capital of Aer Lingus.

Davy Corporate Finance, which is regulated in Ireland by the Financial Regulator, is acting exclusively for Ryanair and Coinside and no one else in connection with the Offer, and will not be responsible to anyone other than Ryanair and Coinside for providing the protections afforded to clients of Davy Corporate Finance nor for providing advice in relation to the Offer, the contents of this announcement, the Offer Document or any transaction or arrangement referred to in this announcement.

Morgan Stanley & Co. Limited is acting exclusively for Ryanair and Coinside and no one else in connection with the Offer and will not be responsible to anyone other than Ryanair and Coinside for providing the protections afforded to clients of Morgan Stanley & Co. Limited nor for providing advice in relation to the Offer, the contents of this announcement, the Offer Document or any transaction or arrangement referred to in this announcement.

The directors of Ryanair and Coinside accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the directors of Ryanair and Coinside (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date:  16 January, 2009

By:___/s/ James Callaghan____

James Callaghan
Company Secretary & Finance Director